1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement, dated June 2, 2008, in respect of discloseable transaction in relation to proposed acquisition of CDMA business and resumption of trading in shares of China Telecom Corporation Limited.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information, or the MII (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MII and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 2, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

(1) DISCLOSEABLE TRANSACTION IN RELATION TO PROPOSED ACQUISITION OF CDMA BUSINESS

(2) RESUMPTION OF TRADING IN SHARES

Financial Adviser

to China Telecom Corporation Limited and China Telecommunications Corporation

SUMMARY

Reference is made to the announcement of the Company dated 25 May 2008.

The Board is pleased to announce that the Company entered into the Framework Agreement on 2 June 2008 with CUCL and Unicom regarding the Proposed Business Acquisition. This announcement is also issued under Rule 13.09(1) of the Listing Rules.

The consideration for the Proposed Business Acquisition shall be RMB43.8 billion (equivalent to approximately HK$49.2 billion), subject to adjustments as set out in the Framework Agreement.

The Framework Agreement is legally binding but as it does not contain all the necessary details in relation to the Proposed Business Acquisition, the Company, CUCL and Unicom will proceed to discuss and agree on detailed transaction agreements for the Proposed Business Acquisition.

Investors should note that the detailed terms of the Proposed Business Acquisition have yet to be finalized and agreed on. Further, even if and when the detailed terms have been agreed on, completion of the Proposed Business Acquisition will be subject to the obtaining of all applicable government approvals, regulatory approvals and shareholders approvals and satisfaction of other conditions precedent. Accordingly, there is uncertainty as to whether the Proposed Business Acquisition will indeed materialize. Investors are advised to exercise caution when dealing in the shares of the Company.

The Company and CUCL will jointly commence follow-up work after signing of the Framework Agreement including determination of the scope of the Acquired Business, due diligence, accounts verification and asset checking. The parties shall commence the finalization of the scope of the Proposed Business Acquisition (such as list of assets, liabilities, personnel, significant contracts) as

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soon as practicable and shall determine the preliminary scope of the Acquired Business as soon as possible before signing of the detailed transaction agreements or any other date mutually agreed between the Company and CUCL . Further announcements will be made by the Company if and when detailed terms of the Proposed Business Acquisition have been agreed on and detailed transaction agreements have been entered into.

There are no previous transactions between the Company and each of Unicom and CUCL (including their ultimate beneficial owners) which require aggregation under Rule 14.22 of the Listing Rules and since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Proposed Business Acquisition exceed 5% but is less than 25%, the Proposed Business Acquisition contemplated under the Framework Agreement constitutes a discloseable transaction of the Company. A circular containing, among other things, details of the terms of the Proposed Business Acquisition will be despatched to the shareholders of the Company as soon as practicable after detailed transaction agreements for the Proposed Business Acquisition have been entered into by the Company. Since the circular will reflect the terms of the detailed transaction agreements, the circular is not expected to be issued within 21 days after the date of this announcement and the Company has applied to the Stock Exchange for an extension of the deadline for despatch of the circular to 31 August 2008.

The Company has also been notified by China Telecom Corporation that, subject to certain conditions, China Telecom Corporation has agreed to acquire the CDMA Network from the Network Sellers at a consideration of RMB66.2 billion (equivalent to HK$74.4 billion). It is expected that the acquisition of the CDMA Network by China Telecom Corporation will take place at the same time as the acquisition of the CDMA Business by the Company. It is contemplated that at or around the same time the detailed transaction agreements of the Proposed Business Acquisition are entered into, the Company will enter into a lease agreement with China Telecom Corporation for the leasing of the CDMA Network to the Company. China Telecom Corporation has indicated to the Company that it will discuss and negotiate the terms of such lease agreement with reference to the principles and framework set out in the current CDMA network capacity lease entered into by Unicom. Further announcements will be made by the Company if and when the Company enters into such lease agreement and the Company will comply with all applicable requirements under the Listing Rules, including the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

At the request of the Company, trading in the H Shares of the Company on the Stock Exchange was suspended with effect from 12:04 p.m. on 23 May 2008 (Hong Kong time) and trading in the ADSs on the New York Stock Exchange was suspended from 9:30 a.m. on 23 May 2008 (New York time). The Company has made an application to the Stock Exchange for the resumption of trading in the H Shares on the Stock Exchange with effect from 9:30 a.m. on 3 June 2008 (Hong Kong time). It is expected that trading in the ADS on the New York Stock Exchange will resume on either 2 June 2008 (New York time) or 3 June 2008 (New York time).

The Board is pleased to announce that the Company entered into the Framework Agreement on 2 June 2008 with CUCL and Unicom regarding the Proposed Business Acquisition. This announcement is also issued under Rule 13.09(1) of the Listing Rules.

FRAMEWORK AGREEMENT

Date:	2 June 2008

Parties:	(1) CUCL

(2) Unicom

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(3) the Company

Pursuant to the Framework Agreement (and the detailed transaction agreements to be entered into by the parties), the Company shall acquire from CUCL the Acquired Business (as defined below) from CUCL. The Proposed Business Acquisition will comprise the entire CDMA Business owned and operated by CUCL on the Completion Date and relevant assets (including CDMA and GSM shared base stations to be agreed between the Company and CUCL) and liabilities, but exclude any interest-accruing debt obligations relating to the CDMA Business and any other obligations to be agreed between the parties in the detailed transaction agreements (the “Acquired Business”). The exact scope of the Acquired Business shall be mutually determined by the Company and CUCL after the signing of the Framework Agreement and prior to Completion. The Framework Agreement is legally binding but as it does not contain all the necessary details in relation to the Proposed Business Acquisition, the Company, CUCL and Unicom will proceed to discuss and agree on detailed transaction agreements for the Proposed Business Acquisition.

CONSIDERATION

1.	Consideration

The consideration for the Proposed Business Acquisition shall be RMB43.8 billion (equivalent to approximately HK$49.2 billion) (“Preliminary Consideration”), subject to the adjustments described below.

The Directors confirm that the consideration was determined on the basis of arm’s length negotiations between the Company and CUCL, taking into account the prevailing commercial and business conditions and prospects of the CDMA Business and the potential benefits arising from the Proposed Business Acquisition as described in this announcement.

2.	Consideration Adjustment

The Preliminary Consideration for the Proposed Business Acquisition shall be adjusted as follows:

Preliminary Consideration x A = Final Consideration

If R1/R2 plus 0.02 is equal to or more than 1, then A shall equal 1

If R1/R2 plus 0.02 is less than 1, then A shall equal to R1/R2 plus 0.02 where

R1 is the CDMA Service Revenue for the six months ended 30 June 2008 as set out in the 2008 interim report of Unicom.

R2 is the CDMA Service Revenue for the six months ended 30 June 2007 as set out in the 2007 interim report of Unicom.

3.	Payment of Consideration

The Final Consideration for the Proposed Business Acquisition shall be paid in cash and shall be paid in three instalments. 70% of the Final Consideration will be paid on the Completion Date, which will be a day falling within three days after all the conditions precedent of the Proposed Business Acquisition have been satisfied or waived. Within three days after the Completion End Date (as defined below), the Company shall pay 20% of the Final Consideration to CUCL. The Company shall pay the remaining 10% of the Final Consideration to CUCL before 31 March 2009.

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The Company expects to settle the consideration of the Proposed Business Acquisition from its internal resources and necessary external funding.

OTHER KEY TERMS OF THE FRAMEWORK AGREEMENT

1.	Employees

The Company has agreed with CUCL that a percentage of the contractual employees of CUCL as at 31 December 2007 (based on the proportion of CDMA Service Revenue for 2007 to the total service revenue generated by Unicom for the same period) shall be released by CUCL and employed by the Company. Employees whose responsibilities are directly related to the CDMA Business shall be released by CUCL and employed by the Company. In addition, a certain percentage of employees whose responsibilities include supporting the development and general management of the CDMA Business shall be released by CUCL and employed by the Company and for such purpose, a detailed plan shall be agreed between the Company and CUCL taking into account the differences in the businesses of the two companies in southern and northern PRC. With respect to employees on secondment to CUCL, the Company will determine whether it requires their services in a separate agreement with CUCL based on the business needs of the CDMA Business and the existing services provided by such seconded employees.

2.	Pre-Completion Undertakings by CUCL and Unicom

Except with the consent of the Company or the joint working committee (as described below), CUCL and Unicom will procure that prior to Completion:

(i)	it will not make any material changes to the usual operating policy of the Acquired Business (including but not limited to the operation, sales, pricing arrangements and policies of the Acquired Business);

(ii)	it will not make any material changes to the usual financial policy of the Acquired Business;

(iii)	it will actively preserve the subscriber base of the Acquired Business and expand the subscriber base in accordance with its usual sales practice;

(iv)	it will maintain the normal operation of the Acquired Business and provide usual standard services to subscribers of the Acquired Business;

(v)	it will not enter into any contracts relating to the Acquired Business involving an amount of RMB20 million or above or investing or disposing of any asset or liability relating to the Acquired Business where such asset or liability have a value of RMB20 million or above; and

(vi)	it will not make any material changes to the employee relationship, roles and remuneration of employees of the CDMA Business (including prospective employees of the Company) and CUCL shall not, on Completion, have any liability for outstanding wages and benefits with respect to such employees.

CUCL will actively co-operate with the Company in order for the Company to complete its due diligence and for the Company to account for and verify physical assets against their related accounting records.

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3.	Post-Completion Arrangements

The Company and CUCL have agreed to provide to each other necessary operational assistance and service support with respect to the assets that are used for both the CDMA Network and the GSM network and owned by CUCL and the Company respectively following Completion to ensure the normal operations of the CDMA Business and the GSM business after Completion and that services provided to subscribers are not affected and in particular, the parties shall have reciprocal use of the information technology system and value-added service platform until 31 March 2009.

4.	Joint Working Committee

The parties will establish a joint working committee as soon as possible after the signing of the Framework Agreement. The joint working committee will be responsible for ensuring the stable operation and transition of the CDMA Business during the course of the Proposed Business Acquisition.

5.	Representations and Warranties

CUCL has represented and warranted that, except for any written disclosure contained in the detailed transaction agreements or provisions in relevant financial statements,

(i)	it has the necessary permission or licence to operate the Acquired Business (including basic telecommunications and value-added services);

(ii)	the transfer of the Acquired Business does not breach any applicable laws, its constitutional documents, or any contracts between itself and third parties; and

(iii)	it has the legal right to own the Acquired Business and relevant assets and such assets are not subject to any charge or encumbrance or limitation of rights (including but not limited to title retention rights, security interests and any other third party interests).

CUCL shall make detailed representations and warranties in the detailed transaction agreements in accordance with market practice and on terms mutually agreed by CUCL and the Company. These representations and warranties shall cover the Acquired Business (including but not limited to business, technical, financial and legal aspects) and the validity of the sale of the Acquired Business. Unicom shall also warrant on the accuracy of such representations and warranties made by CUCL.

The Company has represented and warranted that it has the necessary financial resources to pay the consideration for the Proposed Business Acquisition. The Company shall make detailed representations and warranties on the validity of its acquisition of the Acquired Business in the detailed transaction agreements in accordance with market practice and on terms mutually agreed by CUCL and the Company.

6.	Other

The parties shall discuss and agree in the detailed transaction agreements whether China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd. will form part of the Acquired Business.

COMPLETION OF THE PROPOSED BUSINESS ACQUISITION

1.	Conditions Precedent to Completion

Completion of the Proposed Business Acquisition will be conditional upon satisfaction or waiver of the following:

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(i)	Unicom has each obtained all necessary approvals in relation to the termination of the CDMA Lease (including the waiver of the option to purchase the CDMA Network) and the Proposed Business Acquisition;

(ii)	CUCL has obtained all approvals for the Proposed Business Acquisition in accordance with applicable laws and regulations;

(iii)	Unicom Telecommunications has obtained all necessary approvals in relation to the termination of the CDMA Lease and the Proposed Business Acquisition by Unicom and CUCL (including the waiver of the option to purchase the CDMA Network);

(iv)	relevant government and regulatory authorities having approved the sale of the Acquired Business and the CDMA Network;

(v)	there has been no material adverse change to the operations of the CDMA Business;

(vi)	the Company has obtained all necessary approvals in relation to the change of business scope and making necessary amendments to the articles of association of the Company;

(vii)	the Company has obtained approval from its independent shareholders in relation to the entering into of a lease agreement with China Telecom Corporation for the leasing of the CDMA Network to the Company and in such manner as required by the Listing Rules;

(viii)	approval by the Ministry of Industry and Information for China Telecom Corporation to licence to the Company to operate mobile telecommunications business and its right to use the relevant telecommunications resources such as CDMA bandwidth and telecom network numbers has been obtained;

(ix)	simultaneous completion of the acquisition of the CDMA Network by China Telecom Corporation from the Network Sellers;

(x)	CUCL having performed all necessary procedures as required under applicable laws or other contracts to which CUCL (including procedures in relation to the creditors’ notice and consents) are subject to in accordance with the Completion plan; and

(xi)	the Company, CUCL and Unicom having entered into detailed transaction agreements for the Proposed Business Acquisition (including any transitional arrangements).

China Telecom Corporation and its associates are required to abstain from voting in respect of the resolution approving the lease agreement with China Telecom Corporation for the leasing of the CDMA Network to the Company.

The parties shall use reasonable endeavours to procure the conditions precedent to be satisfied as soon as practicable before 30 September 2008. If the conditions precedent are not satisfied or waived before 31 December 2008 (or any other day as agreed between the parties), the Framework Agreement will terminate automatically.

2.	Completion

The date of payment of the first instalment of the Final Consideration for the Proposed Business Acquisition shall be the Completion Date. As from that date, the Acquired Business shall become legally owned by the Company. Unless agreed

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otherwise by CUCL and the Company, any liabilities and obligations resulting from the management and operation of the Acquired Business before the Completion Date shall be borne by CUCL, and any liabilities and obligations resulting from the management and operation of the Acquired Business arising since the Completion Date shall be borne by the Company.

The Company and CUCL will complete the necessary procedures for the substantive transfer of the CDMA Business to the Company within 60 days after the Completion Date (and the date of completion of such substantive transfer shall be the “Completion End Date”) in accordance with the Completion plan. CUCL and the Company shall agree on detailed terms of the Completion arrangement in the detailed transaction agreements.

PROPOSED ACQUISITION OF THE CDMA NETWORK BY CHINA TELECOM CORPORATION

The Company has also been notified by China Telecom Corporation that, subject to certain conditions, China Telecom Corporation has agreed to acquire the CDMA Network from the Network Sellers at a consideration of RMB66.2 billion (equivalent to HK$74.4 billion). It is expected that the acquisition of the CDMA Network by China Telecom Corporation will take place at the same time as the acquisition of the CDMA Business by the Company. It is contemplated that at or around the same time the detailed transaction agreements of the Proposed Business Acquisition are entered into, the Company will enter into a lease agreement with China Telecom Corporation for the leasing of the CDMA Network to the Company. China Telecom Corporation has indicated to the Company that it will discuss and negotiate the terms of such lease agreement with reference to the principles and framework set out in the current CDMA network capacity lease entered into by Unicom. Further announcements will be made by the Company if and when the Company enters into such lease agreement and the Company will comply with all applicable requirements under the Listing Rules, including the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

NEXT STEPS

The Company and CUCL will jointly commence follow-up work after signing of the Framework Agreement including determination of the scope of the Acquired Business, due diligence, accounts verification and asset checking. The parties shall commence the finalization of the scope of the Proposed Business Acquisition (such as list of assets, liabilities, personnel, significant contracts) as soon as practicable and shall determine the preliminary scope of the Acquired Business as soon as possible before signing of the detailed transaction agreements. The Company and CUCL specifically acknowledge that they will finalize the list of employees to be employed by the Company as soon as possible to ensure stable and effective management.

As the Framework Agreement does not contain all the necessary details in relation to the Proposed Business Acquisition, the Company, CUCL and Unicom will proceed to discuss and agree on detailed transaction agreements for the Proposed Business Acquisition.

Investors should note that the detailed terms of the Proposed Business Acquisition have yet to be finalized and agreed on. Further, even if and when the details terms have been agreed on, completion of the Proposed Business Acquisition will be subject to the obtaining of all applicable government approvals, regulatory approvals and shareholders approvals and satisfaction of other conditions precedent. Accordingly, there is uncertainty as to whether the Proposed Business Acquisition will indeed materialize. Investors are advised to exercise caution when dealing in the shares of the Company.

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Further announcements will be made by the Company if and when detailed terms of the Proposed Business Acquisition have been agreed on and detailed transaction agreements have been entered into.

RESUMPTION OF TRADING IN H SHARES AND ADSs

At the request of the Company, trading in the H Shares of the Company on the Stock Exchange was suspended with effect from 12:04 p.m. on 23 May 2008 (Hong Kong time) and trading in the ADSs on the New York Stock Exchange was suspended from 9:30 a.m. on 23 May 2008 (New York time). The Company has made an application to the Stock Exchange for the resumption of trading in the H Shares on the Stock Exchange with effect from 9:30 a.m. on 3 June 2008 (Hong Kong time). It is expected that trading in the ADS on the New York Stock Exchange will resume on either 2 June 2008 (New York time) or 3 June 2008 (New York time).

INFORMATION ABOUT THE CDMA BUSINESS AS OPERATED BY UNICOM

Unicom is currently the only provider of CDMA cellular services in 31 provinces, municipalities and autonomous regions in the PRC and offers CDMA international roaming services through 25 operators in 17 countries and regions.

Based on publicly available information, as of 31 December 2007, the total number of Unicom’s CDMA subscribers was 41.927 million of which, 38.622 million are post-paid subscribers and 3.305 million are pre-paid subscribers. The total MOU for CDMA subscribers and average MOU per CDMA subscriber per month in 2007 were 125.43 billion minutes and 263.0 minutes, respectively, and the ARPU of CDMA service was RMB58.1. For the three months ended 31 March 2008, the average MOU per CDMA subscriber per month were 238.4 minutes and the ARPU of CDMA service was RMB53.3.

Based on the audited financial statements of Unicom, the total asset value attributable to the CDMA Business as at 31 December 2006 and 31 December 2007 was RMB7,877 million and RMB9,885 million, respectively.

Based on the audited financial statements of Unicom, the total revenue attributable to the CDMA Business for the years ended 31 December 2006 and 31 December 2007 was RMB32,120.1 million and RMB32,618.5 million, respectively, and the profit before income tax attributable to the CDMA Business for the years ended 31 December 2006 and 31 December 2007 was RMB1,073.8 million and RMB1,199.5 million, respectively. The unaudited total service revenue and profit before income tax attributable to the CDMA Business for the three months ended 31 March 2008 was RMB6,781.2 million and RMB240 million, respectively.

REASONS FOR AND BENEFITS OF THE PROPOSED BUSINESS ACQUISITION

The Company believes that the Proposed Business Acquisition has the following benefits :-

(i)	it will allow the Company to immediately obtain the CDMA Business, which operates an effective CDMA service on a large scale with nationwide coverage in an attractive, fast-growing and profitable mobile market in the PRC;

(ii)	it will enable the Company to fully utilise its current fixed-line network resources, sales networks and operational experience, to rapidly expand its cellular business, thereby enhancing the operating efficiency and value of the cellular business;

(iii)	it will improve the core competitiveness of the Company as the Company will be able to offer full services (fixed-line, mobile, data and media) to its customers by providing greater value for, and satisfying the diverse communication and information needs of, its customers;

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(iv)	the resulting business synergies derived from (i) the complementary operating benefits arising from combining the Company’s current businesses and the CDMA Business and (ii) the Company’s ability to drive value growth of the CDMA Business by leveraging its operational strength will enhance shareholder value; and

(v)	it will provide the Company with a solid foundation upon which to build and develop the Next Generation mobile business and service, thereby meeting the demands of the market and benefiting from the policy measures set out in the Joint Announcement.

The terms of the Framework Agreement have been determined through arm’s length negotiation between the parties and reflect normal commercial terms. The Directors consider that the terms of the Framework Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

There are no previous transactions between the Company and each of Unicom and CUCL (including their ultimate beneficial owners) which require aggregation under Rule 14.22 of the Listing Rules and since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Proposed Business Acquisition contemplated under the Framework Agreement exceed 5% but is less than 25%, the Proposed Business Acquisition constitutes a discloseable transaction of the Company. A circular containing, among other things, details of the terms of the Proposed Business Acquisition will be despatched to the shareholders of the Company as soon as practicable after detailed transaction agreements for the Proposed Business Acquisition have been entered into by the Company. Since the circular will reflect the terms of the detailed transaction agreements, the circular is not expected to be issued within 21 days after the date of this announcement and the Company has applied to the Stock Exchange for an extension of the deadline for despatch of the circular to 31 August 2008.

BACKGROUND AND GENERAL INFORMATION

In recent years, the PRC telecommunications industry has experienced rapid growth and development. At the same time, competition in the telecommunications industry, especially in traditional voice business, has become intense and the Company has experienced increasing challenges posed by mobile communications and increased diversity of communication means.

On 24 May 2008, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance issued the Joint Announcement. The Joint Announcement clearly states that the principal goals for the reform of the structure of the telecommunications sector are, to grant three 3G licences and to support the formation of three market competitors where each has nationwide network resources, relatively comparable strength and scale as well as full services operation capabilities with enhanced competitiveness. In light of the current telecommunications industry landscape and for the purpose of implementing such goals, the acquisition of the CDMA network (including assets and subscribers) of China Unicom by China Telecom, the merger of China Unicom and China Netcom, the transfer of the basic telecommunications business of China Satellite Communications to China Telecom and the merger of China Tietong into China Mobile are encouraged. Such reform and restructuring is associated with the grant of 3G licences which will be granted upon completion of the restructuring. The Joint Announcement has created a favourable environment for the Company to implement its strategic transformation into an integrated information services provider.

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The Company is the world’s largest wireline telecommunications and broadband services provider, providing telecommunications and information services including voice, data, image and multimedia mainly in 20 provinces, municipalities, and autonomous regions in the PRC and servicing approximately 216 million fixed-line subscribers and over 38 million broadband users. H Shares and ADSs issued by the Company are respectively listed on the Stock Exchange and New York Stock Exchange.

Unicom is a limited liability company incorporated in Hong Kong whose ordinary shares are listed on the Main Board of the Stock Exchange and American depositary shares are listed on the New York Stock Exchange. CUCL is a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Unicom. Unicom is engaged in the cellular business (both GSM and CDMA) in 31 provinces, municipalities and autonomous regions in the PRC through CUCL, the provision of nationwide cellular, international and domestic long distance calls, data and Internet services, and other related telecommunication value-added businesses. To the best of the Directors knowledge, information and belief and having made all reasonable enquiries, Unicom, CUCL and Unicom Parent and their respective ultimate beneficial owner are third parties independent of the Company and neither is a connected person (as defined under the Listing Rules) of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, with each ADS representing 100 H Shares

“ARPU”	average revenue per subscriber

“Board”	the board of Directors

“CDMA”	Code Division Multiple Access Technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, including all upgrades to such technology from time to time

“CDMA Business”	the business of providing, operating or marketing the provision of CDMA telecommunications business by the Unicom Group

“CDMA Lease”	the CDMA network capacity lease agreement dated 26 October 2006 between Unicom Telecommunications, Unicom New Horizon and Unicom Parent

“CDMA Network”	the CDMA cellular telecommunications network constructed by Unicom New Horizon

“CDMA Service Revenue”	the revenue generated by Unicom in the course of operating its CDMA telecommunication business minus the total revenue from sale of telecommunication products

“China Telecom Corporation”	China Telecommunications Corporation ( ) , a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

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“Company”	China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability and whose H Shares and American depositary shares are listed on the Main Board of the Stock Exchange and the New York Stock Exchange, respectively

“Completion”	the completion of the Proposed Business Acquisition

“Completion Date”	the date of Completion

“CUCL”	China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Unicom, which at the date of this announcement operates the CDMA Business

“Directors”	the directors of the Company

“Framework Agreement”	the framework agreement in relation to the Proposed Business Acquisition entered into between the Company, CUCL and Unicom on 2 June 2008

“GSM”	global cellular system for mobile communications, a digital cellular telephone system operating in the 900 MHz, 1800 MHz and 1900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Joint Announcement”	the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector ( ) jointly issued by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance on 24 May 2008

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“MHz”	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second

“MOU”	minutes of usage

“Network Sellers”	Unicom Parent and Unicom New Horizon

“PRC”	the People’s Republic of China which, for the purposes of this announcement, not including Hong Kong, the Macau Special Administrative Region and Taiwan

“Proposed Business Acquisition”	the proposed acquisition of the Acquired Business from CUCL by the Company

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“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Unicom”	China Unicom Limited, a company incorporated in Hong Kong whose shares are listed in the Main Board of the Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange

“Unicom Group”	Unicom and its subsidiaries

“Unicom New Horizon”	Unicom New Horizon Corporation Limited, a company incorporated in the PRC and a wholly-owned subsidiary of Unicom Parent

“Unicom Parent”	China United Telecommunications Corporation, a limited liability company incorporated in the PRC and the ultimate shareholding company of Unicom.

“Unicom Telecommunications”	China United Telecommunications Corporation Limited, a company incorporated in the PRC whose shares are listed on the Shanghai Stock Exchange, and a company in which as at the date of this announcement Unicom Parent holds an approximate 60.75% equity interest

“3G”	Third Generation Mobile System, next generation of mobile network infrastructure that utilizes the 2GHz spectrum

For your convenience, this announcement contains translations between HK$ and RMB amounts at RMB0.890 =HK$1.00, the prevailing rate on 30 May 2008. The translations are not representations that the RMB could actually be converted into HK$ at such rate, or at all.

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond its control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s ability to successfully execute its business strategies. In addition, these forward-looking statements reflect the Company’s current views with respect to future events but are not a guarantee of future performance. The Company does not intend to update these forward-looking statements. Actual result may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

By Order of the Board

China Telecom Corporation Limited

Wang Xiaochu

Chairman and Chief Executive Officer

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

Beijing, PRC

2 June 2008

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